

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2019

Seth M. Shaw
Chief Executive Officer
Tauriga Sciences, Inc.
555 Madison Avenue, 5th Floor
New York, NY 10022

      Re: Tauriga Sciences, Inc.
          Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
          Filed August 7, 2019
          File No. 000-53723

Dear Mr. Shaw:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on August 7, 2019

Proposal 1 - Approval of Amendment to the Articles of Incorporation to Increase Shares of Common Stock
Current Obligations of the Company to Issue Shares under Certain Convertible Note Agreements, page 11

1.   We note your response to comment 1. Please expand your disclosure to include the conversion rate and default terms applicable to the convertible debt instrument, dated July 22, 2019.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Theodore Ghorra, Esq.